Exhibit 8.1

List of Subsidiaries and Affiliated Entities of 51job, Inc.

Name	Jurisdiction of Incorporation
51net Beijing	Cayman Islands
51net HR	Cayman Islands
51net.com Inc.	British Virgin Islands
Beijing Qian Cheng Si Jin Advertising Co., Ltd.	PRC
Beijing Run An Information Consultancy Co., Ltd.	PRC
Beijing Zhiding Youyuan Management Consulting Co., Ltd.	PRC
Qian Cheng Wu You Network Information Technology (Beijing) Co., Ltd.	PRC
Qianjin Network Information Technology (Shanghai) Co., Ltd.	PRC
Shanghai Pinyi Information Technology Co., Ltd.	PRC
Shanghai Qianjin Advertising Co., Ltd.	PRC
Shanghai Qianjin Zhong Cheng Human Resources Co., Ltd.	PRC
Shanghai Wang Cai Advertising Co., Ltd.	PRC
Shanghai Wang Ju Advertising Co., Ltd.	PRC
Shanghai Wang Ju Human Resource Consulting Co., Ltd.	PRC
Shanghai Yishu Information Technology Co., Ltd.	PRC
Wang Jin Information Technology (Shanghai) Co., Ltd.	PRC
Wuhan Mei Hao Qian Cheng Advertising Co., Ltd.	PRC
Wuhan Wang Cai Information Technology Co., Ltd.	PRC